UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GOLDSPRING, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.000666 PER SHARE

(Title of Class of Securities)

381536101 (CUSIP Number)

June 24, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 381536101	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	D. Jonathan Merriman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		72,752,999

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		192,670,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		72,752,999

WITH:	8	SHARED DISPOSITIVE POWER

		192,670,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	265,422,999 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1) Pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of 192,670,000 shares of the Issuer, where such shares are beneficially owned by Merriman Curhan Ford & Co., of which the Reporting Person is Chief Executive Officer.

CUSIP No. 381536101	13G/A	Page 3 of 5 Pages

SCHEDULE 13G/A

The undersigned hereby amends the Schedule 13G Statement, dated January 10, 2008 (“Schedule 13G”), filed by D. Jonathan Merriman (the “Reporting Person”) relating to the common stock shares (the “Shares”) of Goldspring, Inc. (the “Issuer”). The Reporting Person became aware that the previous filing was incorrect regarding the number of Shares he beneficially owned, which included the Shares underlying a convertible promissory note held by Merriman Curhan Ford & Co. (“MCF&Co.”) of which the Reporting Person is Chief Executive Officer. Based on MCF&Co.’s prior conversions and the note’s ambiguity, the number of Shares convertible under the note was calculated for Schedule 13G using a conversion ratio that was correctly applied to the previous partial conversions.

MCF&Co. learned that the previously applied conversion ratio was correct only when the Share price was less than the par value, below which an issuer cannot issue shares. The Share price had been below par value in all previous conversions. Once the Share price rose above the par value, the conversion ratio was reduced, and consequently the number of shares beneficially owned as reported in Schedule 13G became overstated.

As a result of this new information, the Reporting Person is filing this Amendment No. 1 to the Schedule 13G with correct information as of June 24, 2008.

Item 1(a). Name of Issuer:

Goldspring, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

P.O. Box 1118, Virginia City, NV 89440

Item 2(a). Name of Person Filing:

D. Jonathan Merriman

Item 2(b). Address of Principal Business Office or, if none, Residence:

600 California Street
9th Floor
San Francisco, CA 94108

Item 2(c). Citizenship:

D. Jonathan Merriman is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.000666 per share

Item 2(e). CUSIP Number:

381536101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 381536101	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

(a) Amount beneficially owned: 265,422,999 (1)
(b) Percent of class: 8.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 72,752,999
(ii) Shared power to vote or direct the vote 192,670,000
(iii) Sole power to dispose or to direct the disposition of 72,752,999
(iv) Shared power to dispose or to direct the disposition of 192,670,000

(1) Pursuant to Rule 13d-4, the Reporting Person expressly disclaims beneficial ownership of 192,670,000 shares of the Issuer, where such shares are beneficially owned by Merriman Curhan Ford & Co., of which the Reporting Person is Chief Executive Officer.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 24, 2008

By: D. Jonathan Merriman

Signature
/s/ D. Jonathan Merriman Name/Title: D. Jonathan Merriman, an individual